Acervus Securities, Inc.

Statement of Financial Condition as of December 31, 2021 and Report of Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance with Rule 17a-5e(3) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70206

FACING PAGE
Information Required Pursuant to Rules 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING **January 1, 2021** (MM/DD/YY) AND ENDING **December 31, 2021** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Acervus Securities, Inc.

TYPE OF REGISTRANT (Check all applicable boxes)

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based participant

☐ Check here if respondent is also an OTC derivative dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 Madison Avenue, 25th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARDS TO THIS FILING

Jeffrey Harpel	717-249-8803	jeff.harpel@oysterllc.com
(name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose report is contained in this filing*

Deloitte & Touch LLP
(Name – if individual, state last, first, middle name)

555 Mission Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath of Affirmation

I, *Alastair Cairns, President* swear (or affirm) that, to the best my knowledge and belief the financial report pertaining to the firm of *Acervus Securities, Inc. as of December 31, 2021* is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Notary Public

Title

HUGO A. PUYA
Notary Public - State of New York
No. 01PU6231606
Qualified in Bronx County
My Commission Expires 11-29-22

This filing contains (check all applicable boxes):**

☑	(a)	Statement of financial condition
☑	(b)	Notes to consolidated statement of financial condition.
☐	(c)	Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐	(d)	Statement of cash flows.
☐	(e)	Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐	(f)	Statement of changes in liabilities subordinated to claims of creditors.
☐	(g)	Notes to consolidated financial statements.
☐	(h)	Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐	(i)	Computation of tangible net worth under 17 CFR 240.18a-2.
☐	(j)	Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐	(k)	Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐	(l)	Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐	(m)	Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐	(n)	Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐	(o)	Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐	(p)	Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑	(q)	Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐	(r)	Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐	(s)	Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑	(t)	Independent public accountant's report based on an examination of the statement of financial condition.
☐	(u)	Independent public accountant's report based on an examination of the financial report or financial statements under 17

		CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐	(v)	Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐	(w)	Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐	(x)	Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐	(y)	Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐	(z)	Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Acervus Securities, Inc.

Contents



Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of Acervus Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Acervus Securities, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 25, 2022

We have served as the Company's auditor since 2019.

Acervus Securities, Inc.
Statement of Financial Condition
As of December 31, 2021

Assets

Cash and cash equivalents	$	7,864,462
Accounts receivable		287,920
Prepaid expenses and other assets		87,846
Total assets	$	8,240,228

Liabilities and stockholder's equity

Accounts payable and accrued expenses	$	568,528
Due to parent		1,319,786
Total liabilities		1,888,314
Stockholder's equity		6,351,914
Total liabilities and stockholder's equity	$	8,240,228

See notes to financial statements

Note 1: <u>GENERAL, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS</u>

General

Company Description

Acervus Securities, Inc. (the Company) was incorporated in Delaware on August 14, 2018 and is a wholly owned subsidiary of Addepar, Inc. (the Parent). The Company's business activities include referrals of investors to private placements, secondary trading of private securities and private funds, referring business/receive referrals from financial institutions, and providing investment analysis and customer due diligence services. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Industry Protection Corporation (SIPC).

The Company does not maintain client accounts, nor does it hold customer funds or assets. It does not trade, position, make markets in, underwrite, or distribute any security or investment beyond the activities described above. The Company does not transact business in securities with, or for, customers, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

Pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company's business activities are limited to referrals of investors to private placements, secondary trading of private securities and private funds, referring business/receive referrals from financial institutions, and providing investment analysis and customer due diligence services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception, the Company has no obligations under Rule 15c3-3.

Summary of Significant Accounting Policies

The Company follows Accounting Principles Generally Accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Revenue recognition: The Company recognizes revenue based on the guidance of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The Company is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue as the Company satisfies its performance obligation. In determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal for revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company generates revenues from transactions fees, placements fees and interest earned.

Company earns transaction fees for making introductions for companies seeking to sell and purchase private market securities. Transaction fees are separately negotiated for each transaction and generally based on a percentage of the aggregate price paid for an investment. Usually transaction fees constitute a single performance obligation, recognized at a point of time when a transaction occurred. Generally fees are payable shortly after the point of time when the fees are earned. After the contract is established, there are no

significant judgments made when determining the transaction price. In 2021, the Company recognized $785,558 in revenue from transaction fees.

To fulfill its obligations under the transaction fees agreement, the Company, from time to time enters into the referral agreements with third parties, in these instances the Company serves as a principal for those arrangements for accounting purposes. As a result, the transaction fees revenues and the referral fees expenses are presented on a gross basis. In 2021, the Company incurred $128,518 of referral fees expense, recorded in other operating expense section of the Statement of Operations.

The Company acts as a placement agent for venture and private equity funds in exchange for placement fees. Placement fees may consist of an upfront payment, periodic recurring payment and/or percentage of a carried interest. The placement fees are separately negotiated for each fund placement based on a percentage of the aggregate placement value. Typically, Company performance obligations are fulfilled when placement occurs. In 2021, the Company recognized $285,000 in placement fees, payable quarterly over the period of three years and is included in Accounts receivable section of the balance sheet as of December 31, 2021. As of December 31, 2021, no performance obligations were remaining. The Company recognized no revenue from the carried interests, because we believe significant constraints existed as of December 31, 2021.

Revenue from interest income recognized as interest earned.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company defines cash equivalents as highly liquid investments with original maturities of three months or less at date of acquisition that are not held for sale in the ordinary course of business.

Income taxes: FASB guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2021, management has determined that there are no material uncertain income tax positions.

Current Expected Credit Losses ("CECL"): In accordance with Accounting Standards Update (ASU) No. 2016-13, Current Expected Credit Losses (CECL), the Company uses an expected loss model for trade and other receivables. No reserve was necessary as of December 31, 2021.

Recent Accounting Pronouncements

On December 18, 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"), which is expected to reduce the cost and complexity related to accounting for income taxes.
The ASU removes certain exceptions to the general principles in ASC 740, Income Taxes, thereby eliminating the need for an entity to analyze whether they apply in a given accounting period.

The amendments in ASU 2019-12 are effective for fiscal years beginning after December 15, 2020. The Company has adopted the amendment from January 01, 2021 and there was no material impact from ASU 2019-12 in the Company's financial statements.

Acervus Securities, Inc.
Notes to the Statement of Financial Condition
As of December 31, 2021

Note 2: <u>FAIR VALUE INSTRUMENTS</u>

The fair value measurements standard establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the standard are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted market prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The carrying amounts of cash, accounts receivable, accounts payable, and accrued expenses approximate their fair values because of the relatively short periods until they mature or are required to be settled.

Note 3: <u>RELATED PARTY TRANSACTIONS</u>

The Company has entered into an expense sharing arrangement with Addepar, Inc., its Parent. Under the agreement the Parent will provide certain administrative and support services to the Company. These include compensation, occupancy, technology, telecommunication and other operating expenses. The Company reimburses the Parent for these expenses. Compensation and benefits costs related to software engineers and product managers assigned to the Company are based on the prorated time they work on the Company platform. Occupancy costs, technology, telecommunication and other operating expenses are allocated to the Company based on the headcount ratio of employees assigned to the Company to the total Parent headcount or Parent headcount at the applicable facility.

The amount payable to the Parent was $1,319,786 as of December 31, 2021. The Company substantially paid amount to the Parent in February 2022.

The parent allocated the following pro-rata amounts to the Company during the year ended December 31, 2021:

Acervus Securities, Inc.
Notes to the Statement of Financial Condition
As of December 31, 2021

Compensation and benefits	$	3,811,105
Software expense		115,718
Occupancy and equipment expense		282,698
Other operating expense		195,494
Total	$	4,405,015

The Parent has adopted a stock option plan under which it grants to its employees, including those employees which are shared with the Company under the Services Agreement, options to purchase the Parent's stock. None of the option awards granted or the related expenses of the Parent are allocated to the Company as the parties to the Services Agreement agree that awards are granted for the individual's support of the Parent's long term strategic goals, profitability, and growth, regardless of the individual's role within the organization.

In 2020, the Company entered into a mutual referral agreement with the vendor and a client with majority ownership by the Company's chairman of the Board of Directors. Total amount of revenue recognized from the referrals was $19,078 in 2021, was recorded in the Fee income line of the Statement of Operation. The total amount of expenses recorded from the referrals paid was $6,553 in 2021, was recorded in the Other operating expense line of the statement of Operations.

In 2021, the Company entered into an agreement with entities and clients owned by or affiliated with the Company's chairman of the Board of Directors. Total amount of revenue recognized under these agreements was $330,375 in 2021, was recorded in the Fee income line of the Statement of Operation. The amount recorded in Accounts receivable section of the consolidated balance sheet at December 31, 2021 was $285,000.

Note 4: COMMITMENTS, CONTINGENCIES AND IDEMNIFICATIONS

Legal Matters

In the normal course of business the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to vigorously defend against these potential matters, and management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of its operations or net cash flows. At December 31, 2021, there were no such matters outstanding.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.
Regulatory Matters

The Company operates as a SEC registered securities broker-dealer and Financial Industry Regulatory Authority ("FINRA") member. Accordingly, the Company is subject to periodic regulatory examinations and inspections. Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company. Management is not aware of any such claims or disciplinary actions as of December 31, 2021.

Note 5: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $5,976,148 which was $5,850,260 in excess of its required net capital of $125,888; and the Company's ratio of aggregate indebtedness to net capital was 0.32 to 1 ratio.

Note 6: <u>INCOME TAX</u>

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred since inception through the year ended December 31, 2021. As a result of this negative evidence management has determined that a full valuation allowance on its federal and state deferred tax assets is appropriate. As a result of this valuation allowance the Company recorded no income tax expense or benefit for the year ended December 31, 2021.

The components of the net deferred tax assets are approximately as follows as of December 31, 2021:

Net operating loss	$	2,497,599
Accrued Liabilities		19,519
Amortization		30,209
Net deferred taxes		2,547,327
Less: valuation allowance		(2,547,327)
Total net deferred tax assets	$	-

The valuation allowance increased by $934,149 during 2021.

As of December 31, 2021, the Company had net operating losses carryforwards for federal purposes of approximately $9,120,210, and net operating losses carryforwards for state tax purposes of approximately $10,210,863. The federal net operating losses carryforward indefinitely while the state carryforwards will expire beginning in the years 2039, unless previously utilized.

Management has determined that no unrecognized tax benefit is required as of December 31, 2021. We are subject to taxation in the United States and various states jurisdictions. As of December 31, 2021, years since inception are subject to examination by the tax authorities.